FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, December 18, 2015

Ger. Gen. N° 149/2015

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

In the Extraordinary Shareholders’ Meeting held today, shareholders of Enersis were informed about  the Enersis Group’s Corporate Reorganization proposal (the “Reorganization”) which consists of (a) the spin-off of Enersis and its subsidiaries Empresa Nacional de Electricidad S.A. ("Endesa Chile") and Chilectra S.A. ("Chilectra"), and (b) the subsequent merger of the companies that own shares in businesses outside of Chile. Additionally, shareholders were provided with all information about use as a basis  for the Reorganization and estimated terms of this possible merger.

Subsequently, the Shareholders’ Meeting, with the respective legal quorum, approved the demerger of Enersis into two companies (the "Division"). As a result of this Division, the new company, Enersis Chile S.A. ("Enersis Chile"), a new publicly held company, which will be governed by Title XII under the D.L. 3500 and which was allocated the shareholdings, and assets and liabilities associated to Enersis in Chile, including shareholdings in each Chilectra and Endesa Chile, which would already be demerged. All of Enersis’ shareholders will participate in Enersis Chile in the same proportion that they had in the Enersis’ capital, with a number of shares equal of what they had in the spun-off company (ratio 1:1); remaining in the demerged Enersis the shareholdings that Enersis owns outside Chile, including its shareholdings in the companies that are the result of the demergers of Chilectra and Endesa Chile, and the liabilities related to them, as well as all other assets and liabilities not specifically assigned to Enersis Chile in the Division.

The Division is subject to the conditions precedent, including the minutes of the Extraordinary Shareholders’ Meeting (“ESM”), in which the spin-offs of Endesa Chile and Chilectra are approved and are duly recorded as a public deed and their respective excerpts have been registered and published duly and promptly in accordance with the law. Additionally, it was approved that the Division will take effect on the first calendar day of the following month after the public deed of fulfilment of the conditions for the Division is granted, notwithstanding the prompt fulfilment of the registration formalities in the Commercial Registry and publications of the excerpt in the Diario Oficial and recording of the ESM minutes that approved the Division as a public deed.

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As part of the Division agreement, it was also agreed  (i) to decrease the capital of Enersis as a consequence of the Division from Ch$ 5,804,447,986,000, divided into 49,092,772,762 registered shares, of the unique and same series and without par value, to the new amount of Ch$ 3,575,339,011,549 divided into 49,092,772,762 registered shares, of the unique and same series and without par value; (ii) to establish the capital of Enersis Chile, corresponding to the amount by which the capital of Enersis has been decreased, divided into 49,092,772,762 ordinary registered shares, all of the same series and without par value; and (iii) to distribute the company's equity interest between Enersis and Enersis Chile, allocating assets and liabilities as indicated by the aforementioned meeting, to Enersis Chile .

Additionally, other amendments to the Enersis by-laws were approved as a result of the Division, with regards to: (i) its corporate name, which will change to Enersis Américas S.A.; and (ii) its corporate objective, expanding it to include loans to related companies.

The by-laws of Enersis Chile were approved, which, as of its effectiveness, shall be subject to, in an anticipated and voluntary manner, the rules set forth in article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee. Pursuant to the above, the meeting elected an interim Board of Directors for Enersis Chile in accordance with Article 50 bis, appointing Messrs. Pablo Cabrera G. and Gerardo Jofré M. as independent directors, and Francisco de Borja Acha B., Francesco Starace, Alberto De Paoli, Giulio Fazio and Fernán Gazmuri Plaza as non-independent directors, recording the vote of the controller of Enersis, its members and its related persons.

The shareholders appointed Ernst & Young as the external audit company of Enersis Chile; and appointed Mr. Luis Bono S. and Mr. Waldo Santiago G. as the Account Inspectors of Enersis Chile, and Mr. Franklin Ruiz Salinas and Mr. Roberto Lausen K., as Alternates Account Inspectors.

Finally, the meeting agreed that Enersis Americas S.A. will continue to be, and Enersis Chile will be subject, to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002.

Sincerely yours,

Luca D'Agnese

Chief Executive Officer

c.c.    Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

          Bolsa Electrónica de Chile (Electronic Stock Exchange)

          Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

          Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

          Depósito Central de Valores (Central Securities Depositary)

          Comisión Clasificadora de Riesgos (Risk Classification Commission)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
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Title: Chief Executive Officer

Date: December 21, 2015